UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 872386107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons Robert B. Barnhill, Jr.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,370,472

	8.	Shared Voting Power 83,648

	9.	Sole Dispositive Power 1,371,620

	10.	Shared Dispositive Power 82,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,120

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 26.12%

14.	Type of Reporting Person* IN

SCHEDULE 13D

Item 1.                    Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of TESSCO Technologies Incorporated (the “Issuer”), 11126 McCormick Road, Hunt Valley, Maryland 21031.  Except as specifically stated, all Share figures and option exercise prices in this statement have been adjusted to reflect the Issuer’s three for two stock dividend declared on October 25, 2006 to be issued on November 29, 2006 to stockholders of record on November 15, 2006 (the “Stock Dividend”).

Item 2.                    Identity and Background.

(a)           The name of the Reporting Person is Robert B. Barnhill, Jr. (the “Reporting Person”).

(b)           The Reporting Person’s business address is 11126 McCormick Road, Hunt Valley, Maryland 21031.

(c)           The Reporting Person is Chairman, President and Chief Executive Officer of the Issuer.

(d)           No.

(e)           No.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

The Shares covered by this statement were (or, with respect to unexercised options, may be) acquired by the Reporting Person by: purchases directly from the Issuer prior to the Issuer’s 1994 initial public offering; the past exercise of stock options granted by the Issuer under stock option plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of restricted Shares under stock award plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of stock dividends on issued and outstanding Shares; and the future exercise by the Reporting Person of options granted by the Issuer and exercisable within 60 days following the date hereof under stock option plans maintained by the Issuer.

Item 4.                    Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer and to compensate the Reporting Person for his services to the Issuer.

The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure;

(g)                                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person’s stock ownership);

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                     Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

Item 5.                    Interest in Securities of the Issuer.

(a)           The Reporting Person is the beneficial owner of 1,454,120 Shares, including 117,000 Shares purchasable under options exercisable within 60 days following the date hereof, 157,500 Shares owned by two limited liability companies of which the Reporting Person is the sole manager, 1,148 Shares held in the Reporting Person’s 401(k) plan account, 45,000 Shares held by the Reporting Person’s spouse, 15,000 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors and 22,500 shares held by a trust of which the Reporting Person is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 45,000 Shares owned by the Reporting Person’s spouse, the 15,000 Shares owned by the charitable foundation or the 22,500 Shares owned by the trust.

(b)           (i)  The Reporting Person has sole power to vote 1,370,472 Shares, including 117,000 Shares purchasable under options exercisable within 60 days following the date hereof, and 157,500 Shares owned by two limited liability companies of which the Reporting Person is the sole manager.

(ii)  The Reporting Person shares power to vote 83,648 Shares, including 45,000 Shares held by the Reporting Person’s spouse, 15,000 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, 22,500 Shares held by a trust of which the Reporting Person is one of two trustees, and 1,148 Shares held in the Reporting Person’s 401(k) plan account.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 45,000 Shares held by the Reporting Person’s spouse, the 15,000 Shares held by the charitable foundation or the 22,500 Shares held by the trust.

(iii)  The Reporting Person has sole power to dispose of 1,371,620 Shares, including 117,000 Shares purchasable under options exercisable within 60 days following the date hereof, 157,500 Shares owned by two limited liability companies of which the Reporting Person is the sole manager, and 1,148 Shares held in the Reporting Person’s 401(k) plan account.

(iv)  The Reporting Person shares power to dispose of 82,500 Shares, including 45,000 Shares held by the Reporting Person’s spouse, 15,000 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 22,500 Shares held by a trust of which the Reporting Person is one of two trustees.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these Shares.

(c)           On January 31, 2007, the Reporting Person sold 27,500 Shares in the open market for a sale price of $22.93 per Share, and on February 1, 2007, the Reporting Person sold 10,000 Shares in the open market for a sale price of $22.99 per Share, all pursuant to the Reporting Person’s 10b5-1 plan.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(i)  On August 31, 2006, the Reporting Person and the Issuer entered into a revised Employment Agreement pursuant to which the Issuer granted to the Reporting Person a Restricted Stock Award for 100,000 Shares (150,000 Shares as adjusted to reflect the Stock Dividend) under the Issuer’s Amended and Restated 1994 Stock Incentive Plan.  The Shares underlying this award vest, and the restrictions lapse, ratably over the ten fiscal years covered by the Employment Agreement, subject, however, to accelerated vesting upon death or disability, termination of the Employment Agreement at the election of the Issuer or by the Reporting Person for good reason, or upon the occurrence of a change in control.

(ii)  From time to time, the Issuer has granted to the Reporting Person performance stock units (PSUs), pursuant to the Issuer’s Amended and Restated 1994 Stock and Incentive Plan (the “1994 Plan”).  An aggregate of 121,298 Shares are currently subject to issuance to the Reporting Person pursuant to PSUs.  Of these Shares, 24,069 Shares have been earned and will be issued on or about May 1, 2007 and 2008, provided that the Reporting Person remains employed by or associated with the Issuer on each of these issue dates. The remaining 97,229 Shares not earned to date may be earned depending upon: (1) whether cumulative and/or annual earnings per Share performance of the Issuer over fiscal years 2006, 2007 and 2008, as applicable to the respective PSUs, reaches or exceeds at least the set threshold performance targets; (2) the extent to which the Reporting Person meets applicable individual performance goals; and (3) whether the Reporting Person remains employed by or associated with the Issuer for all or a portion of the period ending May 2008.

(iii)  The Issuer has granted to the Reporting Person options to purchase Shares from time to time.  The following options are currently outstanding:

Date Granted	Total Number of Shares	Exercisable Within 60 Days	Exercise Price
10/31/99	15,000	15,000	$11.92
4/30/01	15,000	15,000	$7.83
7/31/01	15,000	15,000	$9.33
10/31/01	15,000	15,000	$9.60
1/30/02	15,000	15,000	$11.73
4/30/02	15,000	15,000	$9.06
3/20/03	45,000	27,000	$5.20

Item 7.                    Material to be Filed as Exhibits.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 14, 2007

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.